Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

July 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion Ms. Rebecca Marquigny, Esq.

	Re:	Nationwide Variable Insurance Trust File No. 333-239252

Dear Mr. Manion and Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Mr. Manion on June 23, 2020 and by Ms. Marquigny on July 16, 2020 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganizations involving the NVIT DFA Capital Appreciation Fund and NVIT DFA Moderate Fund (the “Target Funds”) with and into the NVIT Investor Destinations Capital Appreciation Fund and NVIT Investor Destinations Moderate Fund (the “Acquiring Funds” and, together with the Target Funds, the “Funds”), respectively, each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 18, 2020, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL

1.	Comment: Please include accounting survivor designations in the Prospectus and Pro Forma discussions.

Response: Registrant has designated the Acquiring Funds as accounting survivors in the Prospectus and Pro Form discussions.

PROSPECTUS/INFORMATION STATEMENT: INTRODUCTION

The Transactions

2.
Comment: On page 3 of the Prospectus/Information Statement, the last paragraph under “The Transactions” states, “For the reasons set forth below under ‘Reasons for the Transactions,’ the Board has determined that the Transactions are in the best interests of the Target Funds and the Acquiring Funds.” Please note that there is no corresponding “Reasons for the Transactions” section later in the document. Accordingly, please revise the disclosure so that it refers to the corresponding section of the Prospectus/Information Statement.

Response: Registrant has revised the disclosure as follows: “For the reasons set forth below under ~~“Reasons for the Transactions”~~ “Factors Considered by the Board,” the Board has determined that the Transactions are in the best interests of the Target Funds and the Acquiring Funds.”

What are the fees and expenses of each Fund and what might they be after the Transactions?

3.
Comment: Footnote 1 to each Fee Table states that the contractual expense limitation agreement excludes “Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses.” Please identify the excluded other expenses.

Response: Registrant has revised the disclosure as follows: “The Trust and NFA have entered into a written contract limiting annual fund operating expenses to 0.24% ~~(excluding Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses)~~ until at least April 30, 2021. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund’s business.”

U.S. Securities and Exchange Commission

4.
Comment: The footnote to each Fee Table describes waiver and recoupment arrangements between the Trust and the Adviser.  Can the Acquiring Funds recapture expenses waived by the Target Funds? If so, add disclosure discussing the ability of the Acquiring Funds to recoup such expenses.

Response: Under the Target Funds’ fee waiver and expense reimbursement agreement, the Adviser may request and receive reimbursement from the Target Funds for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date in which the corresponding waiver or reimbursement to the Funds were made, subject to the conditions described in Footnote 1.  However, Registrant confirms that any amounts subject to recapture for the Target Funds prior to the Transactions will not be carried forward to the Acquiring Funds after the Transactions.

Who will pay the expenses of the Transactions?

5.
Comment: The disclosure states that brokerage costs following the Transactions will be paid by the Acquiring Funds, but also states that brokerage costs are excluded from the transaction expenses the Adviser will pay. Please clearly state who pays the brokerage costs related to the Transactions, but incurred before the Transactions.

Response: The following disclosure has been added after the first sentence of this section: “Brokerage costs related to the repositioning of the Target Funds will be paid by the Target Funds, which ultimately are paid by shareholders of the Target Funds.”

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Christopher J. Zimmerman, Esquire